Room 4561

June 19, 2007

Ms. Kristen L. Magnuson
Executive Vice President and
Chief Financial Officer
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, AZ 85260

> **Re:**   **JDA Software Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 8-K Filed April 23, 2007**
> **File No. 000-27876**

Dear Ms. Magnuson:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business

1.   We note from your disclosures on page 2 that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

Item 9A. Controls and Procedures, page 53

2.   We note your disclosure that your disclosure controls and procedures were
effective "to ensure that information required to be disclosed in our reports to be
filed under the Exchange Act is recorded, processed, summarized and reported
within the time periods specified in the Securities and Exchange Commission' s
rules and forms." Exchange Act Rule 13a-15(e) also requires that you conclude
whether your disclosure controls and procedures are designed to ensure that the
"information required to be disclosed in the reports that you file or submit under
the Exchange Act is accumulated and communicated to your management,
including your chief executive officer and chief financial officer, to allow timely
decisions regarding required disclosure." Please confirm that your disclosure
controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act,
are effective. Confirm you will modify your disclosure, as may be necessary, in
future filings.

Note 1. Summary of Significant Accounting Policies, page 67

Revenue Recognition, page 70

3.   You disclose that your multiple-element arrangements may include the option for
future purchases of software products. Please tell us more about these options and
explain how you are accounting for them. Also, tell us whether these options
represent specified or unspecified rights to future products. Considering these
options are part of your multiple-element arrangements, tell us how you determine
VSOE of fair value for such options. As part of your response, refer to the
authoritative guidance you relied upon when determining your accounting.

4.   We note that your arrangements may include system design, customer-specific
integration and implementation services. We further note your disclosures on
page 16 where you indicate that the implementation of your software products can
be a lengthy process and particularly your Transaction Systems and Services
Industries solutions are more complicated than other applications. Please explain
to us how you have concluded that the services should be accounted for
separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2 for further guidance.

Note 7. Goodwill and Other Intangibles, Net, page 79

5.   We note your reference to an independent third party appraisal that was used to
value the Company's intangible assets. Please note that when you refer to an
independent valuation specialist you need to disclose the name of expert and
include the expert's consent with the filing. Refer to Section 436(b) of Regulation
C. Alternatively, you may remove this reference. Please tell us how you plan to
comply with this requirement.

Note 20. Segment Information, page 95

6.   We note that you organize your solutions into two classes of functionality:
        Transaction Systems and Supply and Demand Optimization solution. We also
        note your disclosure beginning on page 6 which indicates that there are various
        product lines within the two classes. In view of these disclosures, please tell us
        what consideration you have given to quantifying revenue for these product
        classes or product lines in accordance with paragraph 37 of SFAS 131.

302 Certifications

7.   We note the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. In future filings, the identification of the certifying
        individual at the beginning of the certification should be revised so as not to
        include the individual's title.

Form 8-K Filed April 23, 2007

8.   We note your disclosure of non-GAAP measures, including "adjusted operating
        income" and "adjusted EBITDA". Please note that Item 10(e) of Regulation S-K
        prohibits adjusting a non-GAAP financial performance measure to eliminate or
        smooth items identified as non-recurring, infrequent or unusual, when the nature
        of the charge or gain is such that it is reasonably likely to recur within two years
        or there was a similar charge or gain within the prior two years. Your non-GAAP
        measures exclude items such as stock-based compensation, restructuring charges
        and sale of office facility which are recurring in nature. Tell us how you
        considered the requirements of Question 8 of the Frequently Asked Questions
        Regarding the Use of Non-GAAP Financial Measures (FAQ) to include a
        substantive discussion of why it is useful for investors to evaluate your
        performance by disregarding these expenses considering that they appear to be
        recurring and integral to your performance. Please note that you must meet the
        burden of demonstrating the usefulness of any measure that excludes recurring
        items. In addition, tell us how you considered the requirements of FAQ 8 to
        provide sufficient disclosures regarding any limitations and how management
        compensates for those limitations. Please explain to us how your current
        disclosures adequately addressed Question 8 of the FAQ.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief